UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street
Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Amended Management's Discussion and Analysis for the Year Ended December 31, 2011

99.2	Form 52-109F1R - Certification of Refiled Annual Filings - CEO

99.3	Form 52-109F1R - Certification of Refiled Annual Filings - CFO

99.4	Cover Letter to Relevant Canadian Securities Administrators

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

Date: March 16, 2012

/s/ Martin B. Carsky
Martin B. Carsky
Chief Financial Officer